UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, April 12th 2006

Reuters:           EDPP.IN / EDP.N

Bloomberg:     EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

PAYMENT OF DIVIDENDS - FINANCIAL YEAR 2005

According to article 249º of the Portuguese Securities Code and articles 3, paragraph a) and 7, paragraph 3 of the Portuguese Securities Market Commission’s Regulation no. 4/2004, EDP – Energias de Portugal, S.A. hereby informs that the General Shareholders Meeting held on March 30, 2006 approved the proposal of the Board of Directors for distribution of profits regarding the financial year ended December 31, 2005, which provides for the payment of a gross dividend per share of 0.10 Euros.

The dividends will be available for payment starting on the 28th of April 2006, in accordance with the following terms per share:

Gross dividend	€0.1000
Taxable income (*)	€0.0500
Income taxes	20%
Total of tax deductions	€0.0100
Net value per share	€0.0900

(*) According to the provisions of article 59 of the Estatuto dos Benefícios Fiscais (“Tax Expenditure Statute”) dividends now paid are taxable only in 50%.

For the purpose of benefiting of tax exemption or non-applicability of tax withholding obligations regarding income taxation, shareholders entitled to such benefits should evidence them or discharge of obligation to the financial institution in which the respective shares are registered.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697

Shareholders resident in Portugal and taxable for IRS are subject to a final tax rate of 20%, unless an option for aggregation is made in which case the withheld tax is creditable against the recipient’s final tax liability.

Starting on the 25th of April 2005 (inclusive) EDP shares shall be traded on the stock exchange without the right to payment of dividends (ex-dividend right).

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luis Guerra Nunes Mexia
Name: António Luis Guerra Nunes Mexia Title: Chief Executive Officer